SWIRE PACIFIC

RECEIVED
2007 OCT 16 A 10:-5
[illegible]

Our Ref: CSA/PAC1/24

2nd October 2007

07027168

SUPPL

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 28th September 2007.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

David Fu
Company Secretary

Encl.
c.c. Ms. Judy Kang, BONY NY (w/e, by email: judykang@bankofny.com)
Ms. Irene Fung, BONY HK (w/e, hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2007.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

Announcement

Continuing Connected Transactions with JSSHK

Reference is made to the Company's announcement dated 1st December 2004 in connection with the Services Agreements dated 1st December 2004 entered into by the Company and several members of the Group with JSSHK. The Services Agreements have been renewed on 1st October 2007 for a term of three years from 1st January 2008 to 31st December 2010 for JSSHK to continue to provide the Services to the Group. As JSSHK is a connected person of the Company, the Transactions contemplated under the Services Agreements constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules and are subject to the reporting and announcement requirements under Rule 14A.35.

Services Agreements dated 1st December 2004 and renewed on 1st October 2007

Parties: (1) The Company or a subsidiary of the Company (each a "Recipient" and collectively "Recipients")
(2) JSSHK

Particulars

Pursuant to the Services Agreements, JSSHK provides the Services to members of the Group. The Services comprise advice and expertise of the directors and senior officers of the Swire Group including (but not limited to) assistance in negotiating with regulatory and other governmental or official bodies, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may be agreed from time to time. In return for the Services, JSSHK receives annual service fees. The Recipients also reimburse the Swire Group for all the expenses incurred in the provision of the Services at cost.

Upon renewal of the Services Agreements, the basis for calculation of the annual service fees will remain unchanged. Annual service fees are calculated (A) in the case of the Company, as 2.5% of the dividends receivable from associated and jointly controlled companies of the Company and (B) in the case of other Recipients, as 2.5% of the relevant Recipient's consolidated profit before taxation and minority interests, adjusted by (a) adding back the annual service fee, (b) excluding any gain or loss on

the realisation, change in fair value or other revaluation of fixed assets, (c)(i) disregarding any impairment provision in respect of goodwill and (ii) calculating the overall gain or loss on the subsequent realisation of any related investment by reference to its cost and (d) subtracting any profits and losses from jointly controlled and associated companies, but adding back the dividends receivable from these companies.

In all cases, any dividend or profit in respect of which service fee is payable under any other profit related services agreement with the Swire Group are excluded, to avoid duplication of payment.

Service fees for each year are payable in cash from the Recipient's internal resources in arrears in two instalments, an interim payment by the end of October and a final payment by the end of April of the following year, adjusted to take account of the interim payment.

The Services Agreements have been renewed on 1st October 2007 for the three years from 1st January 2008 and will terminate on 31st December 2010. However, each of the Services Agreements shall be renewed for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

A party to a Services Agreement may terminate it with immediate effect by notice to the other party in the event of default by that other party. In the event of termination of a Services Agreement, all the rights and obligations of the parties shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected.

The annual caps

The annual caps for the Transactions have been determined by reference to the actual amounts of the Services (excluding reimbursement of costs in respect of shared administrative services) in the four years ended 31st December 2006 set out below. In addition, a cushion of 30% has been added to provide flexibility for possible changes in the level of profit by reference to which service fees are charged and possible changes in the level of reimbursed costs. The annual cap for 2007 set out below has been determined by taking into account the projection of the growth of the Group's business operations and the projected increase in staff being seconded from JSSHK to the Group for managing the expanded business operations.

Reimbursement of costs by the Recipients to JSSHK mainly covers the employment costs of the directors and senior officers of the Swire Group who are seconded to the Group under the Services Agreements. Such reimbursement of costs forms part of the Transactions and the annual caps under the Services Agreements.

Sharing of administrative services, including company secretarial services, constitutes exempt continuing connected transactions under Listing Rule 14A.31(8) and is therefore not calculated towards the Transactions and the annual caps under the Services Agreements.

The annual caps represent the maximum aggregate annual amounts of the service fee

and the costs reimbursed to the Swire Group except those in respect of shared administrative services (since the Listing Rules relating to continuing connected transactions do not apply to them).

	2003	2004	2005	2006
(HK$ million)	Actual	Actual	Actual	Actual
Services	197	189	197	196

	2007	2008	2009	2010
(HK$ million)	Cap	Cap	Cap	Cap
Services	286	360	400	440

Reasons for, and benefits of, the Transactions

There have since 1949 been agreements between members of the Group and members of the Swire Group for the provision of management support services. For almost 58 years, the Group has considerably benefited from the management expertise and other services provided by the Swire Group.

Connection between the parties

The Swire Group owns approximately 35% of the issued capital of the Company and approximately 55% of its voting rights and JSSHK, a member of the Swire Group, is therefore a connected person of the Company under the Listing Rules.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual caps of the Transactions will, on an annual basis, be more than 0.1% but less than 2.5%, the Transactions constitute continuing connected transactions for the Company and are subject to the announcement and reporting requirements under Rule 14A.35 of the Listing Rules.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the annual caps are exceeded, when the Services Agreement is renewed and when there is a material change to its terms.

Opinion of the Directors

In view of the benefits of the Services to the Group, the Directors (including the independent non-executive Directors) consider that the terms of the Services Agreements are on normal commercial terms, that their terms are fair and reasonable and in the interests of the Company and its shareholders as a whole and that renewal of the Services Agreements is in the ordinary and usual course of the Company's business.

The executive Directors of the Company are interested in the Services Agreements as directors and employees of the Swire Group and the non-executive Directors of the Company other than the independent non-executive Directors of the Company are interested as shareholders, directors and/or employees of JSS. They therefore abstained from voting on the board resolutions to renew the Services Agreements.

Directors
As at the date of this announcement, the Directors of the Company are:
Executive Directors: C.D. Pratt (Chairman), P.N.L. Chen, M. Cubbon, D. Ho, K.G. Kerr, J.R. Slosar;
Non-Executive Directors: Baroness Dunn, J.W.J. Hughes-Hallett, P.A. Johansen, Sir Adrian Swire;
Independent Non-Executive Directors: V.H.C. Cheng, C.K.M. Kwok, C. Lee, M.C.C. Sze, M.M.T. Yang

Definitions

"Company"	Swire Pacific Limited, an investment holding company incorporated in Hong Kong and listed on the Stock Exchange; its subsidiaries, associated companies and jointly controlled entities are engaged in property, aviation, beverages, marine services and trading and industrial businesses.
"Directors"	The directors of the Company.
"Group"	The Company and its subsidiaries.
"JSS"	John Swire & Sons Limited, a private investment holding company incorporated in England.
"JSSHK"	John Swire & Sons (H.K.) Limited, a private investment holding company incorporated in Hong Kong and wholly owned by JSS.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Services"	The services provided by JSSHK to the Group under the Services Agreements.
"Services Agreements"	The services agreements entered into by the Company and several members of the Group with JSSHK on or after 1st December 2004.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire Group"	JSS and its subsidiaries.
"Transactions"	The continuing connected transactions contemplated in the Services Agreements.

By Order of the Board
Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 1st October 2007

END